UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

CEO’s Update

BRISBANE, AUSTRALIA – 31 March 2005 – Metal Storm Limited (ASX trading code:
and NASDAQ Small Cap ticker symbol MTSX).
Metal Storm Limited today released the following statement which will be published in the “CEO Corner” section of the company website later today.  The company website address is: www.metalstorm.com.

David A. Smith - CEO Metal Storm

I have been on board as your CEO for six weeks, and now that I am firmly behind the wheel of this company, I want to take this opportunity to give you a complete picture of my background, priorities and goals for Metal Storm.  I want to provide additional information on our latest success in demonstrating our 40mm launch system technology.  The CEO’s Corner is a forum to communicate developments and priorities at Metal Storm, and I hope you will respond to me directly with your feedback at the e-mail address found on the Metal Storm Web
Site.

Let me start by addressing your concerns over the volatility our stock has exhibited of late.  I need to let you know that there is nothing of which the company is aware that has not been publicly disclosed which would explain the movements in price.  Management remains fully focused on getting on with the and I will not allow anything to compromise the company’s future or credibility by taking our eyes off the long term goals that we are working hard to attain.

In early March Metal Storm demonstrated, for the first time in its history, an integrated working system that is approaching implementation. Metal Storm performed two days of formal demonstrations of its four barrel, 40mm remotely controlled and fully integrated grenade launching system mounted on a TALON
Unmanned Ground Vehicle (UGV).

The Metal Storm components were manufactured by our subsidiary ProCam and were integrated with an optical targeting system and purpose designed mount into a unit that can be readily attached to the Talon or other robotic platforms. The
Metal Storm system also comprised significant differences in design and construction to the prototype that was test fired a year ago.

For each demonstration there were two firing sequences performed; four separate
4-round salvos and a single, rapid fire salvo of sixteen rounds.  A full system reload was performed between these two firings using our improved preloaded
4-round cartridges.  Pyrotechnic projectiles were fired at targets that simulated personnel, bunkers and tracked vehicles to highlight the of such a system in field conditions.

Attendees at the demonstrations included US Department of Defense (DoD)
technical representatives within specific areas of expertise, DoD Program
Managers, and other military and industrial leaders.  Represented were commands such as the US Army’s Armaments Research, Development and Engineering Center
(ARDEC) Joint Non-Lethal Weapons Directorate, the Armament System Integration
Center, the National Nuclear Security Administration under the Department of
Energy, the Marine Corps Systems Command, Small and Medium Caliber Weapons
Systems Directorates, and various Special Project Offices involved in programs.

Interest shown by attendees of these demonstrations has been extremely high and our Business Development people are already working a number of specific opportunities that have arisen directly from these demonstrations. As someone who has spent his entire career in the military arena, in the US Armed Forces and associated with businesses that equip it, I could not be more excited about the response received from this very significant event.

This is the first in what I believe will be many successful product demonstrations for Metal Storm as a company with technologies that can provide profound improvements for military platforms and systems.  What I have found in the past six weeks is a talented and dedicated group of managers and engineers, with the capabilities to take this company successfully forward.  I believe collectively we have the vision and execution strategy needed to provide tangible benefits to our customers and to build lasting value for our shareholders.  We will continue to take the steps necessary to see the earliest possible commercialization of our products.

I joined Metal Storm because I saw an organization with the same potential, if not more, than my last company, which experienced dynamic growth and profitability during my tenure, and is today a company with a market capitalization of over US$600 million.  Getting there is never easy, and requires a sound plan based on practical realities and successful execution time. Metal Storm is in a transition phase between Proof of Concept and Product
Implementation.  A great deal of engineering work is necessary to finalize prototype designs into more robust, operationally compatible systems and to them certifiable for use by various military forces and to manufacture them for military use.  The life cycle of a technology company typically experiences contractual activity after the Product Implementation Phase is complete; which for Metal Storm’s 40mm weapons system is estimated to be approximately nine months to one year from now.

A detailed plan will be provided as part of our Annual Report to shareholders, which will be published next month.  In that plan there will be some revised priorities that relate to Metal Storm’s business model going forward, along definable milestones that will enable you to gauge our success in executing against our plan.  Attaining these milestones will serve as a report card for management, and I take full responsibility for getting the job done.

Among the changes you will see at Metal Storm is the company’s approach to external communications.  Metal Storm’s future success relies in large measure both on protecting its proprietary technology and maintaining strong relationships within the defense establishments in the countries where it plans to do business going forward.  While we will fully comply with the disclosure requirements in all markets where Metal Storm’s stock is traded, the company will not issue news releases with the same frequency or regularity as it has in the past, as it moves beyond the innovation phase and engages more in product implementation programs with customers.  You should also know that there may be circumstances where Metal Storm is prohibited by US or Australian law from disclosing information that is associated with certain projects that the is involved with.

That does not mean that the company is not moving forward successfully against its stated goals. What it does mean is that the news you will get from us will be timely, of material importance and framed in the context of providing its stakeholders – shareholders, employees, customers, partners and regulators -
with all pertinent information necessary to assess the company’s status and progress.

With that, I would like to provide you with updates on some of the programs
Metal Storm has been involved in:

• The Dragonfly UAV project remains firmly on foot and we expect to conduct fire demonstrations in the next few months. We took the decision to cancel the planned demonstration at Picatinny because of operational restrictions which would have limited the impact of the demonstration. We can now take advantage an opportunity to hold a separate and more specific demonstration of our UAV capability at a different location and time where we can more effectively showcase the capability of our 40mm weapon system combined with the Dragonfly
DP4x. This was a business decision.

• The Anti-RPG SBIR Phase 1 is complete and a Phase II proposal has been submitted.  We  are not permitted to provide specific details about the content or timing of the Phase II submission.

• The Thunder & Lightning SBIR has been discontinued following a change in the status of the lead contractor.

• The two Missile Defense Agency SBIR’s are subject to disclosure restrictions and we cannot comment on them other than to say our participation in them is currently inactive.

• The Area Denial Weapon System (ADWS) program being led by the Australian
Defense Science & Technology  Organization (DSTO) is due to conclude in April and we are hopeful that we will be in a position to disclose some information about its outcome and our plans for its future in the next few months.

• The Advanced Individual Combat Weapon (AICW) program also being led by DSTO ongoing and expected to conclude late in 2005.

• The Torpedo Defense project with Lockheed Martin has been completed and a formal debrief was provided to the US Navy, which was very positively received.
Lockheed Martin and their US Navy sponsor are currently evaluating next steps for this concept.

• The Fire Fighting project is closely linked technically to the development of the Metal Storm 40mm weapon system, sharing the same core components and systems, and we believe is technically achievable as planned. Market feedback the operational feasibility and likely take up of a firefighting product has, however, shown that it is unlikely to generate the levels of income in the time frames previously envisaged. Consequently I have downgraded this project in our priority list but we continue to maintain our collaboration with Pyrogen.

• The Personalised Handgun (Smartgun) project being worked with the New Jersey
Institute of Technology (NJIT) is being progressed according to the timetable recently published which aims to have a jointly developed Smartgun ready for market from late 2007.

• The Electronic Handgun project currently comprises the intention to secure agreements with licensees to further develop and market the handgun in various markets. A process is currently underway to identify and qualify appropriate licensees.

I am committed to Metal Storm for the long haul. Both personally and professionally, I am prepared to do whatever it takes to deliver value for all stakeholders in the shortest possible time frame. Stay tuned.

David Smith
CEO
Metal Storm Limited

         Company Contact:  Media Contact:
 Ian Gillespie  Jamin Smith
Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
msau@metalstorm.com     jsmith@philipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC.  Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 11 April, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary